UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 18, 2026, YY Group Holding Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), entered into a share purchase agreement (the “Agreement”) with Ault & Company, Inc., a Delaware corporation (“Ault”). Pursuant to the Agreement, the Company agreed to purchase, from time to time, up to 250,000 shares of Series C Redeemable Preferred Stock of Ault (the “Preferred Shares”). The purchase price is $1,000 per Preferred Share, with each such share having a stated value of $1,000.

The Company’s obligation to purchase the Preferred Shares is subject to conditions set forth in the Agreement, as well as the delivery of Drawdown Notices in accordance with the specific procedures further detailed in the Agreement.

The copy of the Agreement is attached hereto as Exhibit 99.1, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Purchase Agreement, dated as of March 18, 2026, by and among YY Group Holding Limited and Ault & Company, Inc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: March 31, 2026	By:	/s/ Fu Xiaowei
Fu Xiaowei
Chief Executive Officer

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